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Exhibit 99.1

Press release

EMBARGOED—NOT FOR PUBLICATION BEFORE 07:00HRS ON WEDNESDAY JULY 30, 2003

RESULTS FOR SECOND QUARTER
AND SIX MONTHS ENDED JUNE 29, 2003

Oxfordshire, UK—July 30, 2003: Bookham Technology plc (LSE: BHM, NASDAQ: BKHM), a leading provider of optical components, modules and subsystems for fiber optic communication networks, today announced results for the second quarter and the six months ended June 29, 2003.

Highlights for the second quarter ended June 29, 2003

•
Revenues in the second quarter 2003 were £21.0 million ($34.9 million), substantially equal to revenues in the first quarter 2003, in line with management expectations.

•
Relationships with Nortel Networks and Marconi Communications remained strong, representing 62% and 10% of sales respectively and Huawei, the leading Chinese telecom equipment company, became a 10% customer for the first time in the quarter.

•
Gross margin loss improved by 9% to (15%) in the second quarter 2003 from (24%) in the first quarter 2003. Operating expenses, excluding exceptionals, were reduced 14% quarter on quarter.

•
Cash burn for the second quarter 2003 was £16.9 million ($28.1 million), down 5% on the first quarter 2003 (£17.7 million), reflecting significantly improved operating cash flow offset by higher spending relating to restructuring activities.

•
Despite flat revenues, the net loss for the second quarter 2003, under UK GAAP, was reduced to £18.1 million ($30.1 million). This included exceptional charges of £1.8 million and compares with £25.0 million in the first quarter 2003, which included exceptional charges of £3.0 million. Under US GAAP, the net loss was £17.7 million ($29.4 million), which included acquisition related and restructuring charges of £1.8 million.

•
The company today is announcing further plans to reduce its overhead structure, which should reduce its cash breakeven point to between £30 and £35 million of revenue per quarter by the year end 2003.

Commenting on the results, Giorgio Anania, President and Chief Executive Officer, said: "We are advancing well with our cost reduction plans and are ahead of plan with our restructuring efforts. Losses have been reduced despite flat revenues during the quarter. While the market continues to be difficult we are taking additional restructuring actions to lower our breakeven point. The closure of our Ottawa fab scheduled for the third quarter is on track and coupled with other steps we are taking should lead to a major reduction in our overhead structure in the fourth quarter. On the sales side, we are progressing well with new customers, especially on subsystems and modules."

Operating review

Products and customers

While revenues were flat compared to the first quarter, customer engagements were progressing well in the second quarter, especially in the subsystems and modules area. The company has also seen a shift towards the metro area, which accounted for approximately 45% of the revenues this quarter.

Our relationships with Nortel Networks and Marconi Communications still remain strong, and in the second quarter 2003, they represented 62% and 10% of sales respectively. In addition, the company is pleased to announce that Huawei, the leading Chinese telecom equipment company, accounted for 10% of revenues this quarter, for the first time.

Additionally, the company continues to develop applications of its non-telecom opportunities and believes it has strong growth prospects in this area, particularly in the industrial, military and aerospace areas and continues to support its MMICs (monolithic microwave integrated circuits) business. Assuming current progress continues, we believe this non-telecom business could represent between 10% and 20% of total revenues in 2004.

Restructuring

Previously announced cost reduction plans are advancing ahead of schedule. The consolidation of the Ottawa fab into the Caswell, UK, facility should be completed in the third quarter of 2003 which will lead to significant overhead reductions in the fourth quarter 2003. Initial product qualifications of chips built at the Caswell site are performing well. The installation of equipment and facilities at Caswell is now complete, with the required inventory build on plan.

New cost reduction initiatives are being announced today aimed at reducing further the company's overhead structure. As part of this, the company is reallocating and reducing its R&D spending in recognition of slower market growth and pursuing restructuring efforts to reduce manufacturing overheads. In addition, since the announcement of the downsizing of the ASOC platform in February 2003, the company has decided to discontinue its investment in this platform and will dispose of its wafer fab facility in Milton, UK.

As a result of the above actions, there will be additional general and administrative overhead reductions, especially in Milton.

The company expects these new cost reduction initiatives to impact approximately 160-180 jobs within manufacturing, R&D and support functions globally. Including previously announced actions, this is expected to result in the company having approximately 1500 employees by the fourth quarter.

The company believes that these actions will enable it to reduce its cash burn, as well as reduce its cash breakeven point to between £30 million and £35 million of revenue per quarter, by year end 2003.

Acquisition

On July 4, 2003 the company announced the acquisition of the business of Cierra Photonics, Inc, a company based in Santa Rosa, California. Cierra Photonics designs and manufactures thin film filters and other components for the fiber optics telecommunications industry.

Cierra's key technology is a specialised process that results in thin-film components that have lower costs, high yields and industry-leading optical performance. This acquisition opens up a large market area where the company has not been present to date, and allows cost reduction via internal sourcing of some components used in its amplifiers, and also improves the company's competitive position in optical subsystems. This acquisition helps growth in this area and also underscores the company's commitment to expand its position in the marketplace.

The consideration for the acquisition comprised the issue to Cierra Photonics of 3.1 million new ordinary shares in Bookham Technology.

Financial commentary

All US dollar numbers have been translated at £1 = $1.66 for the convenience of the reader.

Second quarter ended June 29, 2003

Revenues:    Revenues in the second quarter of 2003 were £21.0 million ($34.9 million), consistent with the first quarter of 2003 and up 196% from £7.1 million in the second quarter 2002.

Operating loss (before exceptional items) under UK GAAP:    The gross loss (loss at the gross margin level) was £3.2 million ($5.3 million), down from £5.0 million in the first quarter 2003 and down from £3.9 million in the second quarter 2002. The gross margin loss has improved to (15%) from (24%) in the first quarter 2003 and (55%) in the second quarter 2002. This improvement was mainly the result of reductions in fixed manufacturing overheads.

Operating expenses decreased 14% from the first quarter 2003 to the second quarter 2003. Within operating expenses, selling, general and administrative expenses decreased by 24% from the first quarter 2003. The single largest factor leading to this reduction was the decrease in transitional service costs (primarily for information systems). Research and development expenses decreased by 2%.

Restructuring charges (exceptionals for UK GAAP and charges for US GAAP):    In the second quarter, net exceptional charges were £1.8 million ($3.0 million) under both UK GAAP and US GAAP. These primarily related to severance and retention costs in connection with the Milton ASOC downsizing programmes.

Net loss (including exceptionals for UK GAAP and charges for US GAAP):    Net interest for the second quarter was £1.9 million ($3.2 million) compared with £0.4 million in the first quarter 2003. This increase was due to the favourable exchange movement on the dollar denominated loan notes. The net loss under UK GAAP for the second quarter 2003 was £18.1 million ($30.1 million) and the loss per share was £0.09 ($0.15). Under US GAAP, the net loss for the same period was £17.7 million ($29.4 million) and the loss per share was £0.09 ($0.14).

Cash and cash equivalents:    Cash and cash equivalents as of June 29, 2003 were £70.8 million ($117.5 million) compared with £87.7 million as at March 30, 2003.

Cash flow:    Cash burn for the second quarter 2003 was £16.9 million ($28.1 million), down 5% on the first quarter 2003 (£17.7 million), reflecting significantly improved operating cash flow offset by higher spending relating to restructuring activities.

Six months ended June 29, 2003

Revenues:    Revenues for the six months ended June 29, 2003 were £42.1 million ($69.9 million), up 231% compared with £12.7 million in the first half 2002.

Nortel Networks and Marconi Communications represented 60% and 13% of sales respectively for the first half 2003.

Operating loss (before exceptional items) under UK GAAP:    The gross loss (loss at the gross margin level) was £8.2 million ($13.6 million) for the first half 2003, down 7% from £8.8 million for the first half 2002. The gross margin loss has improved to (20%) in the first half 2003 from (69%) in the first half 2002 as a result of the company's ongoing cost reduction efforts and the allocation of the overhead costs over a larger revenue base.

Operating expenses increased 27% compared with the first half 2002 due to the inclusion of the NNOC facilities. As a percentage of revenues, however, operating expenses declined to 77% over the first six months of 2003, compared with 202% for the same period in 2002. Within operating expenses, selling, general and administrative expenses increased by 98% from the first half 2002, reflecting the impact of the increased size of the company and the integration of acquisitions made in 2002. Research and development expenses decreased by 6% following the continued reduction in ASOC related research and development.

Restructuring charges (exceptionals for UK GAAP and charges for US GAAP):    For the first half 2003, net exceptional charges were £4.7 million ($7.8 million) under both UK GAAP and US GAAP. These primarily related to the previously announced restructuring of the company's ASOC activities.

Net loss (including exceptionals for UK GAAP and charges for US GAAP):    Net interest for the first half 2003 was £2.3 million ($3.8 million) down 26% from £3.1 million in the first half 2002 due to significantly lower cash balances and decreasing interest rates, offset by favourable exchange movements in the dollar denominated loan notes. The net loss under UK GAAP for the first half 2003 was £43.1 million ($71.6 million) and the loss per share was £0.21 ($0.35). Under US GAAP, the net loss for the same period was £42.3 million ($70.2 million) and the loss per share was £0.21 ($0.34).

Cash and cash equivalents:    Cash and cash equivalents as of June 29, 2003 were £70.8 million ($117.5 million) compared with £105.4 million as at December 31, 2002.

Cash flow:    Cash burn for the first half 2003 was £34.6 million ($57.4 million) down 4% on the first half 2002.

Outlook

        While the company's customers were experiencing mixed results during the quarter, the view for the long-term prospects is extremely difficult to predict.

The company anticipates revenues for the third quarter 2003 to be slightly higher than the second quarter 2003 and in the range of £21 million to £24 million.

Continuing the strong improvement trend of the last few quarters, the company estimates that gross margin will improve by 10% or more.

The continuing trend in overhead reductions due to the restructuring initiatives announced today and including the closure of the Ottawa wafer fab facility will result in exceptional charges in the range of £14 million to £16 million.

Although cost reductions are on target and management of the cash burn is going to plan, the company anticipates cash burn, including exceptionals, in the third quarter 2003 to be in the range of £20 million to £23 million.

Once the Ottawa wafer fab facility is closed, the company believes operating costs and cash burn in the fourth quarter will be reduced significantly over the third quarter levels. Further the company believes the additional cost reduction steps should reduce the company's cash breakeven point to between £30 and £35 million of revenue per quarter, by the end of 2003.

For further information, please contact:

Bookham Technology: +44 (0) 1235 837000
Giorgio Anania—President and CEO
Steve Abely—Chief Financial Officer
Sharon Ostaszewska—Director Communications
 Financial Dynamics: + 44 (0) 20 7831 3113
Sarah Marsland
Juliet Clarke
 FD U.S.: +1 212 850 5633
Deborah Ardern-Jones
Tiernan Cavanna

The company will be hosting a conference call to discuss this set of results on Wednesday July 30, 2003 at 13:30 (BST), 08:30 (EST). Dial in numbers are as follows:

UK/European participants	+44 (0) 20 7162 0182
US participants	+1 800 513 7968

A taped recording will be available approximately 1 hour after the call ends for 5 days. Dial in numbers are as follows:

UK/European participants	+44 (0) 20 8288 4459 (access code: 424382)
US participants	+1 866 484 2564 (access code: 424382)

A taped recording will also be available on the company's web site, www.bookham.com

Bookham Technology (LSE: BHM; NASDAQ: BKHM) is a global leader in the design, manufacture and marketing of optical and RF components, modules and subsystems. Bookham's disruptive technologies and broad product range allow it to deliver an extensive range of cost effective optical functionality and solutions to customers, which offer higher performance, lower cost and provide greater subsystems capability to meet their customers' needs. The company's optical and RF components, modules and subsystems are used in various applications and industries, including telecommunications, aerospace, industrial and military. In November 2002, Bookham acquired the optical components businesses from Nortel Networks. This followed the acquisition of Marconi's optical components business in February 2002. In July 2003, the company acquired the business of Cierra Photonics. The company, whose securities are traded on NASDAQ and the London Stock Exchange, is headquartered in the UK, with manufacturing facilities in the UK, Canada, and Switzerland and offices in the US, France, Italy and Japan, and employs approximately 1900 people worldwide.

More information on Bookham Technology is available at www.bookham.com
Bookham and ASOC are registered trademarks of Bookham Technology plc

Statements made in this press release that are not historical facts include forward-looking statements that involve risks and uncertainties. Important factors that could cause actual results to differ from those indicated by such forward-looking statements include, among others, recovery of industry demand, the need to manage manufacturing capacity, production equipment and personnel to anticipated levels of demand for products, possible disruption in commercial activities caused by terrorist activities or armed conflicts, the related impact on margins, reductions in demand for optical components, expansion of our business operations, quarterly variations in results, currency exchange rate fluctuations, manufacturing capacity yields and inventory, intellectual property issues and other uncertainties that are discussed in the "Risk Factors" sections of our Annual Report on Form 20-F for the year ended December 31, 2002, filed with the Securities and Exchange Commission on March 19, 2003. Forward-looking statements represent our estimates as of today, and should not be relied upon as representing our estimates as of any subsequent date. While we may elect to update forward-looking statements in the future, we disclaim any obligation to do so.

Bookham Technology plc
Consolidated Profit and Loss Account—UK GAAP
Second Quarter ended June 29, 2003

	Before Exceptional Items Q2(1)	Exceptional Items Q2	After Exceptional Items Q2	After Exceptional Items Q2 2002	After Exceptional Items Q2
	Unaudited £'000	Unaudited £'000	Unaudited £'000	Unaudited £'000	Unaudited $'000
Turnover	21,040	—	21,040	7,116	34,926
Cost of sales	(24,224)	(1,521)	(25,745)	(11,457)	(42,737)

Gross Loss	(3,184)	(1,521)	(4,705)	(4,341)	(7,811)

Administrative expenses
Research and development	(8,129)	(119)	(8,248)	(9,363)	(13,692)
Selling, general and other expenses	(6,977)	(136)	(7,113)	(4,209)	(11,808)

	(15,106)	(255)	(15,361)	(13,572)	(25,500)
Other operating income	—	—	—	61	—

Operating loss	(18,290)	(1,776)	(20,066)	(17,852)	(33,311)
Interest, net	1,948	—	1,948	1,631	3,234

Loss on ordinary activities before taxation	(16,342)	(1,776)	(18,118)	(16,221)	(30,077)
Tax on loss on ordinary activities	—	—	—	—	—

Loss for the financial period	(16,342)	(1,776)	(18,118)	(16,221)	(30,077)

Loss per ordinary share (basic and diluted)	£(0.08)	£(0.01)	£(0.09)	£(0.11)	$(0.15)
Weighted average ordinary shares and ADSs outstanding ('000)	204,952	204,952	204,952	143,474	204,952

(1)
Management believes that the presentation of this information is useful to investors because such information excludes exceptional items associated with the company's past acquisitions and restructuring activity and gives investors insight into the profitability of the company's operating business. Management believes that presenting financial measures exclusive of exceptional items helps identify trends in the company's business and the company uses these measures to establish budgets and operational goals, to manage the business and evaluate the performance of the company.

Bookham Technology plc
Statement of Total Recognised Gains and Losses
Second Quarter ended June 29, 2003

	Q2 2003	Q2 2002
	Unaudited £'000	Unaudited £'000
Loss for the quarter	(18,118)	(16,221)
Exchange difference on translation of subsidiaries	(929)	15

Total losses recognised in the quarter	(19,047)	(16,206)

Bookham Technology plc
Consolidated Profit and Loss Account—UK GAAP
Six Months ended June 29, 2003

	Before Exceptional Items June 29, 2003(1)	Exceptional Items June 29, 2003	After Exceptional Items June 29, 2003	After Exceptional Items June 30, 2002	After Exceptional Items June 29, 2003
	Unaudited £'000	Unaudited £'000	Unaudited £'000	Unaudited £'000	Unaudited $'000
Turnover	42,088	—	42,088	12,702	69,866
Cost of sales	(50,309)	(3,283)	(53,592)	(22,194)	(88,963)

Gross Loss	(8,221)	(3,283)	(11,504)	(9,492)	(19,097)
Administrative expenses
Research and development	(16,457)	(975)	(17,432)	(18,465)	(28,937)
Selling, general and other expenses	(16,117)	(482)	(16,599)	(8,397)	(27,554)
	(32,574)	(1,457)	(34,031)	(26,862)	(56,491)
Other operating income	115	—	115	81	190

Operating loss	(40,680)	(4,740)	(45,420)	(36,273)	(75,398)
Interest, net	2,315	—	2,315	3,092	3,843

Loss on ordinary activities before taxation	(38,365)	(4,740)	(43,105)	(33,181)	(71,555)
Tax on loss on ordinary activities	—	—	—	—	—

Loss for the financial period	(38,365)	(4,740)	(43,105)	(33,181)	(71,555)

Loss per ordinary share (basic and diluted)	£(0.19)	£(0.02)	£(0.21)	£(0.24)	$(0.35)
Weighted average ordinary shares and ADSs outstanding ('000)	204,951	204,951	204,951	141,098	204,951

(1)
Management believes that the presentation of this information is useful to investors because such information excludes exceptional items associated with the company's past acquisitions and restructuring activity and gives investors insight into the profitability of the company's operating business. Management believes that presenting financial measures exclusive of exceptional items helps identify trends in the company's business and the company uses these measures to establish budgets and operational goals, to manage the business and evaluate the performance of the company.

Bookham Technology plc
Statement of Total Recognised Gains and Losses
Six months ended June 29, 2003

	Six months to June 29, 2003	Six months to June 30, 2002
	Unaudited £'000	Unaudited £'000
Loss for the six months	(43,105)	(33,181)
Exchange difference on translation of subsidiaries	88	(46)

Total losses recognised in the six months	(43,017)	(33,227)

Bookham Technology plc
Consolidated Balance Sheet—UK GAAP

	June 29, 2003	June 30, 2002	December 31, 2002
	Unaudited £'000	Unaudited £'000	Audited £'000
Intangible fixed assets	39,954	1,253	42,553
Tangible fixed assets	55,375	44,316	51,442

	95,329	45,569	93,995
Stocks	16,559	4,958	23,679
Debtors	19,907	10,804	21,405
Cash at bank and in hand	70,811	148,891	105,418

	107,277	164,653	150,502
Creditors: amounts falling due within one year	(31,361)	(16,526)	(29,302)

Net current assets	75,916	148,127	121,200

Total assets less current liabilities	171,245	193,696	215,195
Creditors: amounts falling due after more than one year	(30,356)	—	(31,329)
Provisions for liabilities and charges	(3,468)	(79)	(3,428)

Net assets	137,421	193,617	180,438

Capital and reserves
Called up capital	683	478	683
Share premium account	404,193	355,930	404,187
Other reserves	10,734	4,292	10,740
Profit and loss account	(278,189)	(167,083)	(235,172)

Equity shareholders' funds	137,421	193,617	180,438

Bookham Technology plc
Consolidated Cash Flow Statement for the
Second Quarter ended June 29, 2003—UK GAAP

	Quarter ended		Six months ended
	June 29, 2003	June 30, 2002	June 29, 2003	June 30, 2002	Year ended December 31, 2002
	Unaudited £'000	Unaudited £'000	Unaudited £'000	Unaudited £'000	Audited £'000
Net cash outflow from operating activities	(12,277)	(12,392)	(27,356)	(31,250)	(61,684)
Returns on investments and servicing of finance	(232)	1,631	453	3,092	5,342
Capital expenditure and financial investment	(4,396)	(2,710)	(7,709)	(6,493)	(10,153)
Acquisitions and disposals	—	—	—	(824)	(12,129)
Management of liquid resources	—	—	—	—	—
Financing	5	(250)	5	(478)	(772)

(Decrease) in cash	(16,900)	(13,721)	(34,607)	(35,953)	(79,396)

Bookham Technology plc
Consolidated Statement of Operations—US GAAP
Second Quarter ended June 29, 2003

	Before Charges June 29, 2003(1)	Charges June 29, 2003	After Charges June 29, 2003	After Charges June 30, 2002	After Charges June 29, 2003
	Unaudited £'000	Unaudited £'000	Unaudited £'000	Unaudited £'000	Unaudited $'000
Net revenues	21,040	—	21,040	7,116	34,926
Cost of net revenues	24,224	1,004	25,228	10,795	41,878

Gross loss	(3,184)	(1,004)	(4,188)	(3,679)	(6,952)
Operating expenses
Research and development	(8,129)	(119)	(8,248)	(8,975)	(13,692)
Selling, general and administrative	(6,615)	(178)	(6,793)	(3,989)	(11,276)
Impairment loss	—	(782)	(782)	(1,049)	(1,298)
Closure costs	—	307	307	—	510
Stock-based compensation	—	—	—	(59)	—

Total operating expenses	(14,744)	(772)	(15,516)	(14,072)	(25,756)

Operating loss	(17,928)	(1,776)	(19,704)	(17,751)	(32,708)
Other income (expense)	2,009	—	2,009	1,530	3,335

Loss before income taxes	(15,919)	(1,776)	(17,695)	(16,221)	(29,373)
Provision for income taxes	—	—	—	—	—

Net loss	(15,919)	(1,776)	(17,695)	(16,221)	(29,373)

Net loss per ordinary share and ADS (basic and diluted)	£(0.08)	£(0.01)	£(0.09)	£(0.11)	$(0.14)
Weighted average ordinary shares and ADSs outstanding ('000)	204,952	204,952	204,952	143,474	204,952

(1)
Management believes that the presentation of this information is useful to investors because such information excludes charges associated with the company's past acquisitions and restructuring activities and gives investors insight into the profitability of the company's operating business. Management believes that presenting financial measures exclusive of charges helps identify trends in the company's business and the company uses these measures to establish budgets and operational goals, to manage the business and evaluate the performance of the company. Charges in the "cost of net revenues", "selling, general and administrative" and "Research and development" classifications relate largely to staff severance and retention costs in connection with the previously announced Milton ASOC downsizing programmes. Impairment charges relate to ASOC capital equipment at the Milton site.

Bookham Technology plc
Consolidated Statement of Operations—US GAAP
Six months ended June 29, 2003

	Before Charges June 29, 2003(1)	Charges June 29, 2003	After Charges June 29, 2003	After Charges June 30, 2002	After Charges June 29, 2003
	Unaudited £'000	Unaudited £'000	Unaudited £'000	Unaudited £'000	Unaudited $'000
Net revenues	42,088	—	42,088	12,702	69,866
Cost of net revenues	50,309	2,745	53,054	21,533	88,070

Gross loss	(8,221)	(2,745)	(10,966)	(8,831)	(18,204)
Operating expenses
Research and development	(16,457)	(918)	(17,375)	(18,077)	(28,843)
Selling, general and Administrative	(14,553)	(429)	(14,982)	(8,105)	(24,870)
Impairment loss	—	(782)	(782)	(1,049)	(1,298)
IPR&D	—	—	—	(4,197)	—
Closure costs	—	134	134	—	222
Stock-based compensation	—	—	—	(117)	—

Total costs and expenses	(31,010)	(1,995)	(33,005)	(31,545)	(54,789)

Operating loss	(39,231)	(4,740)	(43,971)	(40,376)	(72,993)
Other income (expense)	1,711	—	1,711	2,998	2,840

Loss before income taxes	(37,520)	(4,740)	(42,260)	(37,378)	(70,153)
Provision for income taxes	—	—	—	—	—

Net loss	(37,520)	(4,740)	(42,260)	(37,378)	(70,153)

Net loss per ordinary share and ADS (basic and diluted)	£(0.18)	£(0.02)	£(0.21)	£(0.26)	$(0.34)
Weighted average ordinary shares and ADSs outstanding ('000)	204,951	204,951	204,951	141,098	204,951

(1)
Management believes that the presentation of this information is useful to investors because such information excludes charges associated with the company's past acquisitions and restructuring activities and gives investors insight into the profitability of the company's operating business. Management believes that presenting financial measures exclusive of charges helps identify trends in the company's business and the company uses these measures to establish budgets and operational goals, to manage the business and evaluate the performance of the company. Charges in the "cost of net revenues", "selling, general and administrative" and "Research and development" classifications relate largely to staff severance and retention costs in connection with the previously announced Milton ASOC downsizing programmes. Impairment charges relate to ASOC capital equipment at the Milton site.

Bookham Technology plc
Consolidated Balance Sheet—US GAAP

	June 29, 2003	December 31, 2002	June 30, 2002	June 29, 2003
	Unaudited £'000	Audited £'000	Unaudited £'000	Unaudited $'000
Assets
Current Assets:
Cash and cash equivalents	70,811	105,418	148,891	117,546
Accounts receivable	14,792	17,781	8,933	24,555
Inventories	16,559	23,679	4,958	27,488
Prepaid expenses and other current assets	5,115	3,624	1,871	8,491

Total current assets	107,277	150,502	164,653	178,080
Intangible assets	23,422	26,423	6,825	38,881
Property and equipment	46,650	41,470	38,744	77,439

	177,349	218,395	210,222	294,400

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and other accrued expenses	31,360	29,302	16,526	52,058

Total current liabilities	31,360	29,302	16,526	52,058
Long-term obligations	33,745	34,678	—	56,017
Shareholders' equity	112,244	154,415	193,696	186,325

	177,349	218,395	210,222	294,400

        The principal differences between the company's accounting policies under UK GAAP and those under US GAAP are set out below:

UK/US GAAP Reconciliation—Profit and Loss Account

	Quarter ended		Six months ended
	June 29, 2003	June 30, 2002	June 29, 2003	June 30, 2002
	Unaudited £'000	Unaudited £'000	Unaudited £'000	Unaudited £'000
Loss for the financial period under UK GAAP	(18,118)	(16,221)	(43,105)	(33,181)
US GAAP Adjustments:
In-process research and development	—	—	—	(4,197)
Additional amortisation of intangible assets	(724)	—	(1,448)	—
Decrease amortisation of goodwill	884	—	1,768	—
Decrease depreciation of tangible assets	263	—	525	—

Net loss as adjusted to accord with US GAAP	(17,695)	(16,221)	(42,260)	(37,378)

UK/US GAAP Reconciliation—Balance Sheet

	June 29, 2003	December 31, 2002
	Unaudited £'000	Audited £'000
Equity shareholders' funds under UK GAAP	137,421	180,438
US GAAP Adjustments:
Goodwill
Cost	(35,352)	(35,352)
Amortisation	2,210	442

Net	(33,142)	(34,910)
Intangible assets
Cost	19,460	19,460
Amortisation	(2,849)	(680)

Net	16,611	18,780
Tangible assets
Cost	(60,391)	(60,598)
Depreciation	51,666	50,626

Net	(8,725)	(9,972)
Provision for liabilities and charges
National Insurance on Stock Options	79	79

Equity shareholders' funds under US GAAP	112,244	154,415

Basis of preparation

The second quarter results have been prepared on the basis of the accounting policies set out in Bookham's 2002 statutory accounts, and Bookham's Annual Report on Form 20-F for the year ended December 31, 2002 which is on file with the US Securities and Exchange Commission.

The financial information contained in this announcement does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. Statutory accounts of the group in respect of the financial year ended December 31, 2002, which have been filed at Companies House, have been given a report by the group auditors which was unqualified and did not contain a statement under Section 237(2) or Section 237(3) of that Act.

Summary of significant differences between UK Generally Accepted Accounting Principles ("UK GAAP") and United States Generally Accepted Accounting Principles ("US GAAP")

Acquisition accounting

Under UK GAAP, the total consideration, including contingent consideration, has been recorded as an investment by Bookham Technology plc. The fair value of consideration in the form of ordinary shares is measured at the completion date. The excess of the total consideration over the fair value of the net assets acquired represents goodwill and is included in intangible assets on the balance sheet. Under US GAAP, the consideration paid, excluding the contingent consideration that has not been earned, has been recorded as an investment. The fair value of consideration in the form of ordinary shares is measured at the date of announcement of the acquisition. The excess of the total consideration over the fair value of the net assets and in-process research and development (IPR&D) represents goodwill and is included in intangible assets on the balance sheet. IPR&D is charged to the profit and loss account at the date of acquisition. The best estimate of the fair value of the IPR&D was determined using the technology contribution approach, which discounts expected future cash flows from projects under development to their net present value.

Impairment charges

Under UK and US GAAP, intangible fixed assets and tangible fixed assets are reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable. Under UK GAAP, the assessment is carried out using discounted cash flows whereas under US GAAP, discounted cash flows are only used in the event that undiscounted cash flows indicate an impairment may exist. In the event that an impairment charge is required, this is reflected through an increase in accumulated amortisation/depreciation for the asset but under US GAAP, this is reflected through a reduction in the cost element of the asset.

Consolidated statement of cash flows

The US GAAP cash flow statement reports changes in cash and cash equivalents, which include short-term highly liquid investments. Only three categories of cash flow are reported, being: operating activities (including tax and interest); investing activities (being capital expenditure, acquisitions and disposals), and financing activities. Under UK GAAP, cash does not include short-term deposits and investments which cannot be withdrawn without notice, and without incurring a penalty. Such items are shown as short-term investments. Under US GAAP, deposits with a maturity of less than three months at inception which are convertible into known amounts of cash are included as cash and cash equivalents except amounts held in collateral accounts as security for outstanding obligations which are classified as restricted cash.

Comprehensive income statement

The requirement of FAS 130 to provide a comprehensive income statement is met by the Statement of total recognised gains and losses. If comprehensive income were presented in accordance with US GAAP, the difference would be the difference between the loss for the financial year under UK GAAP and the net loss under US GAAP as described above.

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  Exhibit 99.1
RESULTS FOR SECOND QUARTER AND SIX MONTHS ENDED JUNE 29, 2003
Bookham Technology plc Consolidated Profit and Loss Account—UK GAAP Second Quarter ended June 29, 2003
Bookham Technology plc Statement of Total Recognised Gains and Losses Second Quarter ended June 29, 2003
Bookham Technology plc Consolidated Profit and Loss Account—UK GAAP Six Months ended June 29, 2003
Bookham Technology plc Statement of Total Recognised Gains and Losses Six months ended June 29, 2003
Bookham Technology plc Consolidated Balance Sheet—UK GAAP
Bookham Technology plc Consolidated Cash Flow Statement for the Second Quarter ended June 29, 2003—UK GAAP
Bookham Technology plc Consolidated Statement of Operations—US GAAP Second Quarter ended June 29, 2003
Bookham Technology plc Consolidated Statement of Operations—US GAAP Six months ended June 29, 2003
Bookham Technology plc Consolidated Balance Sheet—US GAAP
UK/US GAAP Reconciliation—Profit and Loss Account
UK/US GAAP Reconciliation—Balance Sheet